

DIVISION OF
CORPORATION FINANCE
MAIL STOP 4628

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

February 24, 2010

Ms. Laurie Brlas, Executive Vice President and Chief Financial Officer
Cliffs Natural Resources Inc.
200 Public Square
Cleveland, Ohio 44114-2315

      Re: **Cliffs Natural Resources Inc.**
              Form 10-K for the Fiscal Year Ended December 31, 2008
              Filed February 26, 2009
              File No. 1-8944

Dear Ms. Brlas:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                     Sincerely,

                     Chris White
                     Branch Chief